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                          February 1, 2024

       John Friend, M.D.
       Chief Executive Officer
       Kazia Therapeutics Limited
       Three International Towers Level 24
       300 Barangaroo Avenue
       Sydney, NSW, 2000, Australia

                                                        Re: Kazia Therapeutics
Limited
                                                            Registration
Statement on Form F-1
                                                            Filed January 31,
2024
                                                            File No. 333-276774

       Dear John Friend:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Stephanie Richards,
Esq.